Exhibit 99.1
ERMENEGILDO ZEGNA GROUP UNVEILS UPDATED GROUP STRATEGY FOLLOWING TOM FORD FASHION ACQUISITION, AND STRONG MEDIUM TERM FINANCIAL OUTLOOK

•Group hosts second Capital Markets Day at the New York Stock Exchange and announces medium term financial outlook.

•Group aims for compounded average annual growth1 of revenues over 10% and of Adjusted EBIT of around 20%, and a strong Cash Surplus.

•Group sees positive momentum across brands and shares the business strategy for Tom Ford Fashion, where it expects revenues to grow at a compounded average rate1 of over 10% in the medium term.

NEW YORK – Ermenegildo Zegna N.V. (NYSE:ZGN) (“Zegna Group,” “the Group,” or “the Company”) today will host its second Capital Markets Day at the New York Stock Exchange where the Group will unveil the next iteration of its strategy and its updated medium-term financial objectives, including its ambitions for Tom Ford Fashion. A new chapter in Our Road To Tomorrow strategy.

Ermenegildo “Gildo” Zegna, Chairman and CEO of the Zegna Group, said: “Almost two years ago, we stood in this same historic place to ring the Opening Bell and begin our life as a public company as the very first Italian luxury fashion company to be listed on the New York Stock Exchange. It was a proud moment for me, for my family, and for the entire Group – the culmination of a personal dream, and the starting point of an exciting new phase for the Group and of Our Road To Tomorrow.

Several months later, at our first Capital Markets Day held at Oasi Zegna in May 2022, we shared our medium-term financial outlook. I am pleased to say that today we are ahead of the plans we presented back then.”

He added: “Our financial performance today paints a very clear picture: we are a stronger, more thriving company than ever before – we achieved these results while strengthening our brands, and this despite the challenging geopolitical and macroeconomic conditions over the past two years.

Our goals – strategic and financial – have always been rooted in our values. Earlier this year we have added another incredible name to our portfolio: TOM FORD FASHION, which has become the third pillar of the Group. Our results so far demonstrate our ability to execute on the ZEGNA and Thom Browne strategies. This is why, as we start to execute on TOM FORD FASHION, I am confident in our ability to deliver on the objectives we are sharing today for the Group as part of our business strategy, building on the strong portfolio of our three complementary luxury brands and on the different stages in their growth cycles.”

As part of the update being provided today, the Group has set the following strategic goals and financial outlook:

•At the Group level, beginning in FY 2023, the goal is to deliver over 10% compounded annual revenues growth (“CAGR”) in the medium term, with Adjusted EBIT CAGR of around 20%. This will generate significant cash surplus even while taking into consideration higher, targeted investments in marketing and capital expenditure to enhance brand desirability and drive growth.

•ZEGNA expects further store productivity increases and market share gains globally, building on the strong results achieved through the successful implementation of the ZEGNA One Brand strategy and a product offering that meets the continued strong consumer demand for quiet luxury. Store productivity at ZEGNA is expected to grow by almost 50% in 2023 from the 2021
1 Starting from FY2023 pro-rated on a 12 month basis.

baseline, ahead of our May 2022 medium term guidance. It is projected to further increase at a ca. 10% CAGR in the medium term compared with 2023.

•Thom Browne, building on its 20 year anniversary, expects a high teens compounded average growth in DTC revenues in the next years, with a streamlined wholesale distribution.

•Tom Ford Fashion expects to grow its revenues by over 10% compounded annual growth rate in the medium term2, capitalizing on the potential of the brand, whose strength today is much larger than its business, and by leveraging Group synergies to fuel its growth.

Capital Markets Day Live Stream
A live stream of the event and a copy of the presentation will be made available at ir.zegnagroup.com on Tuesday, December 5, 2023, at 8am EST / 2pm CET. An online archive of the broadcast will be available on the website after the live call and will be available for twelve months.

Non-IFRS Financial Measures
Zegna's management monitors and evaluates operating and financial performance using several non-IFRS financial measures, among which adjusted earnings before interest and taxes ("Adjusted EBIT") and Net Financial Indebtedness/Cash Surplus. Zegna's management believes that these non-IFRS financial measures provide useful and relevant information regarding Zegna's financial performance and improve the ability of management and investors to assess and compare the financial performance of Zegna with that of other companies. They also provide comparable measures that facilitate management's ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other strategic and operational decisions. While similar measures are widely used in the industry in which Zegna operates, the financial measures that Zegna uses may not be comparable to other similarly named measures used by other companies nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Adjusted EBIT
Adjusted EBIT is defined as profit or loss before income taxes plus financial income, financial expenses, exchange losses/(gains), result from investments accounted for using the equity method, impairments of investments accounted for using the equity method, adjusted for income and costs which are significant in nature and that management considers not reflective of underlying operating activities.

Zegna’s management uses Adjusted EBIT for internal reporting to assess performance and as part of the forecasting, budgeting and decision-making processes as it provides additional transparency regarding Zegna’s underlying operating performance. Zegna’s management believes this non-IFRS financial measure is useful because it excludes items that management believes are not indicative of Zegna’s underlying operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among segments. Zegna’s management also believes that Adjusted EBIT is useful for investors and analysts to better understand how management assesses Zegna’s underlying operating performance on a consistent basis and to compare Zegna’s performance with that of other companies. Accordingly, management believes that Adjusted EBIT provides useful information to third party stakeholders in understanding and evaluating Zegna’s operating results.

Net Financial Indebtedness/Cash Surplus
Net Financial Indebtedness/(Cash Surplus) is defined as the sum of financial borrowings (current and non-current), derivative financial instrument liabilities, loans and certain other financial liabilities (recorded within other non-current financial liabilities in the consolidated statement of financial position), net of cash and cash equivalents, derivative financial instrument assets, securities and financial receivables (recorded within other current financial assets in the consolidated statement of financial position).

Zegna’s management believes that Net Financial Indebtedness/(Cash Surplus) is useful to monitor the level of net liquidity and financial resources available to Zegna. Zegna’s management believes this non-IFRS financial measure aids management, investors and analysts to analyze Zegna’s financial position and financial resources available, and to compare Zegna’s financial position and financial resources available with that of other companies.
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Capital Expenditure
Capital expenditure is defined as the sum of cash outflows that result in additions to property, plant and equipment and intangible assets.

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2 Starting from FY2023 pro-rated on a 12 months basis. The Tom Ford Fashion business is consolidated in the Zegna Group’s financial statements as of April 29, 2023, following completion of the acquisition of Tom Ford International.

Next Scheduled Announcement
The next scheduled announcement will be the full year 2023 preliminary revenues on January 31, 2024. To receive email alerts of the timing of future financial news releases, as well as future announcements, please register at https://ir.zegnagroup.com.

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About Ermenegildo Zegna Group
Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE: ZGN) is a leading global luxury group. The Group is the owner of the world-renowned ZEGNA and Thom Browne brands, and operates TOM FORD FASHION through a long-term license agreement with The Estée Lauder Companies Inc. The Group also manufactures and distributes the highest quality fabrics and textiles through its Luxury Textile Laboratory Platform. At the Group’s core is a uniquely vertically integrated supply chain that brings together the best of Italian fine craftsmanship. Responsibility towards people, community and the natural world has been at the heart of the Ermenegildo Zegna Group’s belief since its founding. At the end of 2022, Ermenegildo Zegna Group had more than 6,000 employees and revenues of approximately €1.5 billion.

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Contacts
Investor Relations/Group Communications/Media
Francesca Di Pasquantonio / Clementina Tito
ir@zegna.com / corporatepress@zegna.com

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Forward Looking Statements
This presentation contains forward-looking statements that are based on beliefs and assumptions and on information currently available to us. In particular, statements regarding future financial performance and the Group’s expectations as to the achievement of certain targeted metrics, including revenues, Adjusted EBIT, Adjusted EBIT Margin, Net Financial Indebtedness/Cash Surplus, store productivity, number of stores and capital expenditures at any future date or for any future period are forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek,” “aspire,” “goal,” “outlook,” “guidance,” “forecast,” “prospect” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the recognition, integrity and reputation of our brands; our ability to anticipate trends and to identify and respond to new and changing consumer preference; the COVID-19 pandemic or similar public health crises; international business, regulatory, social and political risks; the conflict in Ukraine and sanctions imposed onto Russia; the occurrence of acts of terrorism or similar events, conflicts, civil unrest or situations of political instability; developments in Greater China and other growth and emerging markets; our ability to implement our strategy; recent and potential future acquisitions; disruption to our manufacturing and logistics facilities; risks related to the sale of our products through our direct-to-consumer channel, as well as through points of sale operated by third parties; our dependence on our local partners to sell our products in certain markets; fluctuations in the price or quality of, or disruptions in the availability of, raw materials; our ability to negotiate, maintain or renew our license or co-branding agreements with high end third party brands; tourist traffic and demand; our dependence on certain key senior personnel as well as skilled personnel; our ability to protect our intellectual property rights; disruption in our information technology, including as a result of cybercrime; the theft or unauthorized use of personal information of our customers, employees or other parties; fluctuations in currency exchange rates or interest rates; the level of competition in the industry in which we operate; global economic conditions and macro events, including inflation; failures to comply with applicable laws and regulations; climate change and other environmental impacts and our ability to meet our customers’ and other stakeholders’ expectations on environment, social and governance matters; the enactment of tax reforms or other changes in tax laws and regulations; and other risks and uncertainties, including those described in our filings with the SEC. Most of these factors are outside our control and are difficult to predict. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us and our directors, officers or employees or any other person that we will achieve its objectives and plans in any specified time frame, or at all. The forward-looking statements in this presentation represent our views as of the date of this presentation. Subsequent events and developments may cause that view to change. However, while we may elect to update these forward-looking statements at some point in the future, we disclaim any obligation to update or revise publicly forward-looking statements. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this presentation.
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